Exhibit 99.1

Bulletin from the Annual General Meeting of Eco Wave Power Global AB (publ)

Today, on June 30, 2026, the 2026 annual general meeting of Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) was held. Below is a summary of the resolutions passed at the annual general meeting (all in accordance with the proposals presented in the notice to attend the meeting kept available at the Company’s website www.ecowavepower.com).

The annual general meeting resolved:

●	to adopt the profit and loss statement and balance sheet for the financial year 2025;

●	that the Company’s result should be carried forward in new account and that no dividend shall be paid for the financial year 2025;

●	to grant the board members and the CEO of the Company discharge from liability for the financial year 2025;

●	that the board of directors shall consist of six (6) ordinary members without deputy members for the period until the end of the next annual general meeting. Furthermore, it was resolved that a registered accounting firm should be elected as auditor;

●	that the fees payable to the board of directors for the period until the end of the next annual general meeting shall amount to a total of SEK 1,086,305, out of which SEK 300,000 shall be paid to the chairman of the board of directors and SEK 200,000 to each of the ordinary members. It was further resolved that no board fee shall be paid to Inna Braverman. It was further resolved that Hilary E. Ackermann shall receive USD 20,000 for the period until the end of the next annual general meeting, and up to 50 percent of the board fee to Hilary E. Ackermann may be paid in American Depositary Shares instead of cash;

●	that the Company’s auditor is to be paid in accordance with approved quotes and invoices;

●	to re-elect Mats Andersson, David Leb, Annath Abecassis, Inna Braverman, Gilles Amar and Hilary E. Ackermann as ordinary board members for the period until the end of next annual general meeting. The meeting also resolved to re-elect Mats Andersson as chairman of the board of directors until the end of next annual general meeting. Further, the auditing firm PricewaterhouseCoopers AB was re-elected as auditor for the Company until the end of next annual general meeting. It was further noted that the auditor has notified that Anna Rozhdestvenskaya will continue to act as a chief auditor;

●	an authorization for the board of directors to increase the share capital in accordance with the board of directors’ proposal from May 28, 2026;

●	an authorization for the board of directors to resolve to purchase and transfer own shares of the Company in accordance with the board of directors’ proposal from May 28, 2026; and

●	an authorization for the board of directors to increase the share capital in the event of an impending takeover bid in accordance with the board of directors’ proposal from May 28, 2026.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that converts ocean and sea waves into clean, reliable and cost-efficient electricity using its patented technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports and energy-intensive infrastructure.

As global electricity demand continues to rise, driven in part by the rapid growth of artificial intelligence, data centers and digital infrastructure, Eco Wave Power is positioning its technology as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is advancing projects in Portugal, Taiwan and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

Kommuniké från årsstämma i Eco Wave Power Global AB (publ)

Idag, den 30 juni 2026, har årsstämma för 2026 hållits i Eco Wave Power Global AB (publ) (”Eco Wave Power” eller ”Bolaget”). Nedan följer en sammanfattning av de beslut som fattades av bolagsstämman (samtliga i enlighet med de förslag som presenterats i kallelsen till årsstämma som hållits tillgänglig på Bolagets webbplats www.ecowavepower.com).

Bolagsstämman beslutade:

●	att fastställa den i årsredovisningen intagna resultaträkningen och balansräkningen för räkenskapsåret 2025;

●	att balansera Bolagets resultat i ny räkning och att det inte ska ske någon utdelning för räkenskapsåret 2025;

●	att bevilja styrelsens ledamöter och verkställande direktören i Bolaget ansvarsfrihet för det föregående räkenskapsåret 2025;

●	att styrelsen för tiden fram till slutet av nästa årsstämma ska bestå av sex (6) ordinarie ledamöter utan suppleanter. Beslutades vidare att ett registrerat revisionsbolag skulle utses till revisor;

●	att arvoden till styrelsen för tiden intill slutet av nästa årsstämma ska uppgå till totalt 1 086 305 SEK varav 300 000 SEK ska utgå till styrelsens ordförande och 200 000 SEK till var och en av övriga ordinarie styrelseledamöter. Det beslutades vidare att inget arvode ska utgå till Inna Braverman för styrelsearbetet. Det beslutades vidare att Hilary E. Ackermann ska erhålla 20 000 USD i styrelsearvode för tiden intill slutet av nästa årsstämma och upp till 50 procent av styrelsearvodet till Hilary E. Ackermann kan betalas ut genom American Depositary Shares istället för kontant;

●	att arvode till Bolagets revisor ska utgå enligt godkänd räkning;

●	att omvälja Mats Andersson, David Leb, Annath Abecassis, Gilles Amar, Inna Braverman samt Hilary E. Ackermann till ordinarie styrelseledamöter för tiden intill slutet av nästa årsstämma. Stämman beslutade vidare att omvälja Mats Andersson till styrelsens ordförande för tiden intill slutet av nästa årsstämma. Det beslutades att omvälja revisionsbolaget PricewaterhouseCoopers AB till Bolagets revisor för tiden till slutet av nästa årsstämma. Noterades vidare att revisionsbolaget har meddelat att Anna Rozhdestvenskaya kommer att fortsätta ha uppdraget som huvudansvarig revisor;

●	om bemyndigande för styrelsen att besluta om ökning av aktiekapitalet i enlighet med styrelsens förslag från den 28 maj 2026;

●	om bemyndigande för styrelsen att besluta om förvärv och överlåtelse av egna aktier i bolaget i enlighet med styrelsens förslag från den 28 maj 2026; samt

●	om bemyndigande för styrelsen att öka aktiekapitalet i händelse av förestående uppköpserbjudande i enlighet med styrelsens förslag från den 28 maj 2026.

Om Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) är ett pionjärföretag inom landbaserad vågenergi som omvandlar havsvågor till ren, tillförlitlig och kostnadseffektiv el med hjälp av sin patenterade teknik. Genom att generera förnybar energi direkt från befintlig kustinfrastruktur såsom vågbrytare, bryggor och pirar möjliggör Eco Wave Power hållbar elproduktion i nära anslutning till kuststäder, hamnar och energiintensiv infrastruktur.

I takt med att den globala efterfrågan på el fortsätter att öka, delvis driven av den snabba tillväxten inom artificiell intelligens, datacenter och digital infrastruktur, positionerar Eco Wave Power sin teknik som en skalbar, kustnära lösning för förnybar energi med kapacitet att möta nästa generations energibehov.

Med målsättningen att påskynda den globala omställningen till förnybar energi och samtidigt stödja nästa generation av digital och industriell infrastruktur har Eco Wave Power utvecklat och driver Israels första nätanslutna vågkraftverk, som erkänts som en ”banbrytande teknik” av Israels energiministerium och delfinansierats av EDF Power Solutions. I USA lanserade bolaget nyligen den allra första landbaserade pilotanläggningen för vågenergi i hamnen i Los Angeles (Port of Los Angeles), i samarbete med Shell Marine Renewable Energy.

Eco Wave Power driver projekt i Portugal, Taiwan och Indien, vilket motsvarar en projektportfölj om 404,7 MW. Bolaget har erhållit internationellt erkännande och stöd från organisationer som Europeiska Unionens regionala utvecklingsfond, Innovate UK och EU:s program Horizon 2020, och tilldelades FN:s utmärkelse Global Climate Action Award.

Eco Wave Powers Amerikanska Depåbevis (ADSs) är noterade på Nasdaq Capital Market under tickern ”WAVE”.

För mer information, vänligen kontakta:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017